UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

February 26, 2019

To whom it may concern,

Company name:	Mizuho Financial Group, Inc.
Representative:	Tatsufumi Sakai, President & Group CEO
Code Number:	8411 (Tokyo Stock Exchange 1st Section)

Company name:	IBJ Leasing Company, Limited
Representative:	Hiroshi Motoyama, President & CEO
Code Number:	8425 (Tokyo Stock Exchange 1st Section)

Signing of the Capital and Business Alliance Agreement between Mizuho Bank, Ltd. and IBJ Leasing Company, Limited

Mizuho Bank, Ltd. (head office: Chiyoda-ku, Tokyo; President & CEO: Koji Fujiwara; “Mizuho Bank”), being a consolidated subsidiary of Mizuho Financial Group, Inc. (head office: Chiyoda-ku, Tokyo; President & Group CEO: Tatsufumi Sakai; “Mizuho Financial Group”), and IBJ Leasing Company, Limited (head office: Minato-ku, Tokyo; President & CEO: Hiroshi Motoyama; “IBJ Leasing”) hereby announce that today they have adopted a resolution to enter into a capital and business alliance (the “Capital and Business Alliance”) and executed a capital and business alliance agreement (the “Capital and Business Alliance Agreement”), as stated below.

Under the Capital and Business Alliance, Mizuho Bank shall subscribe for the entire shares of common stock of IBJ Leasing to be issued by IBJ Leasing through a capital increase by third-party allotment (the “Capital Increase”); furthermore, today Mizuho Bank and the existing shareholders of IBJ Leasing have entered into share transfer agreements under which Mizuho Bank acquires 2,654,200 shares of common stock of IBJ Leasing in total held by the existing shareholders by off-market negotiated transactions. Consequently, together with the shares of common stock of IBJ Leasing that Mizuho Financial Group already holds, Mizuho Financial Group, its group as a whole, shall hold 22.2% of the shares of common stock of IBJ Leasing. This will make IBJ Leasing an equity-method affiliate of Mizuho Financial Group.

1.	Purpose of the Capital and Business Alliance

Mizuho Financial Group formulated and has been implementing its three-year medium-term business plan for three years from 2016 entitled the “Progressive Development of ‘One Mizuho’–The Path to a Financial Services Consulting Group.” Further, given the challenging environment in terms of revenue growth, and considering the major structural changes occurring in the economy and society, Mizuho Financial Group announced in November 2017 a plan for implementing fundamental structural reforms in order to achieve sustainable growth and secure a competitive advantage for the group as a whole in ten years’ time. As part of these reforms, Mizuho Financial Group will strengthen cost competitiveness and enhance productivity. Further, Mizuho Financial Group will incorporate powerful, advanced technology into its business through open innovation. Moreover, Mizuho Financial Group aims to increase gross profits by also actively pursuing collaborative partnerships with other companies, including those outside the financial industry, to create new business opportunities.

In the corporate finance sector, in addition to the increasingly sophisticated and diversified needs of its clients, Mizuho Financial Group envisions a future where there is a possibility that, due to the further development of IoT and the expansion of the sharing economy and the like, the desired form of corporate finance itself will be structurally transformed. In order to steadily and sufficiently respond to these structural changes, Mizuho Financial Group recognizes that it is essential to expand solution activities by incorporating and modifying the relevant businesses in the consolidated business portfolio through digitalization and an open alliance and strategic investment in different industries. Mizuho Financial Group’s policy is to intensively strengthen its ability to provide finance, focusing on the value of assets held by its corporate clients and its ability to provide equity-related funds that allow Mizuho Financial Group to share with its clients both the risk and profits pertaining to their businesses.

Meanwhile, IBJ Leasing has strengths in providing solutions for clients’ balance sheet and business strategy issues by utilizing its broad knowledge of equipment, deep understanding of commercial distribution and advanced financial expertise, and has been expanding the scope of its business activities through financing related to capital expenditure and initiatives in businesses involving a broad range of financial sectors.

Under its currently promoted Fifth Mid-term Management Plan (2017 to 2019), IBJ Leasing has identified as its vision becoming “a value-creating company tackling challenges together with clients,” and it has, by embracing the corporate business model changes, as well as the structural changes occurring in society and industry, enhanced the expansion of highly profitable new business areas, by such means as “supporting clients’ commercial distribution” and “jointly promoting business with clients” as its clients’ business partner. As a result, IBJ Leasing’s profits have been increasing at a level that is far higher than what is targeted under the Mid-term Management Plan, showing the accelerated growth of its business.

Amid these circumstances, both companies have proceeded with discussions and reached a common recognition that a capital and business alliance between Mizuho Bank, which has one of the largest corporate client bases in Japan, a global network of operation sites, collaboration ability within its group, including trust banking, securities, and other functions, and capital strength, among other features, and IBJ Leasing, which has superior asset valuation and management capacity as a major leasing company that enables it to provide flexible and diversified financial services in a manner different from a bank, would contribute to enhancing the corporate value of both Mizuho Financial Group and IBJ Leasing, by jointly constructing the “next-generation financial platform” that would drive, from a financial perspective, the sustainable growth of the Japanese industry and economy, with each of them leveraging its strength as a bank and as a leasing company, respectively. This is the reason why both companies executed the Capital and Business Alliance Agreement today.

2.	Details of the Capital and Business Alliance

(1)	Details of the business alliance

Mizuho Bank and IBJ Leasing will strengthen and expand the lease finance business by leveraging their know-how, domestic and overseas client bases and networks at their maximum to create business growth and the realization of the enhancement of the enterprise value. In addition, both companies will create new business opportunities outside the financial industry and intensively proceed with value-added business by integrating their know-how and next-generation technologies to satisfy further sophisticated and diversified needs of their clients. In particular, both companies will pursue to expand the gross profits mainly in the growing areas of global, medical and health care, environment and energy, technologies, and others.

Under the Capital and Business Alliance, both companies will mainly cooperate on business activities listed in (i) to (iii) below, and also advance specific considerations regarding the possibilities of cooperation on other broad business activities and business themes.

(i)	Leasing of and financing for various instruments, movables, real property and the like (such as finance, operating and structured leases, and non-recourse finance)

(ii)	Provision of services related to lease assets (such as commercial distribution business and service, and relevant business)

(iii)	Capital fund investments and loans (such as mezzanine investments and loans, equity investments, and fund investments)

(2)	Details of the capital alliance

For the advantages of the above business alliance to be realized as soon as possible, Mizuho Bank will acquire 6,355,000 shares of common stock of IBJ Leasing (13.0% of the total number of issued shares after the Capital Increase) by subscribing for the capital increase by third-party allotment. In addition to subscribing for the Capital Increase, today Mizuho Bank and the existing shareholders of IBJ Leasing have entered into share transfer agreements under which Mizuho Bank acquires 2,654,200 shares of common stock of IBJ Leasing in total held by the existing shareholders by off-market negotiated transactions (5.4% of the total number of issued shares after the Capital Increase). For details of the Capital Increase, please refer to the “Notice Concerning Plans for Issuance of New Shares through Third-Party Allotment, and Change in the Largest Shareholder that is a Major Shareholder and Other Affiliate” released by IBJ Leasing as a timely disclosure.

(3)	Others

IBJ Leasing plans to change its trade name to “Mizuho Leasing” on the premise of approval at the 50th ordinary general meeting of shareholders scheduled to be held in June 2019. In addition, IBJ Leasing plans to make one person nominated by Mizuho Financial Group a candidate for an outside director of IBJ Leasing on the premise of undergoing necessary internal selection procedure.

3.	Overview of the parties

(1)	Overview of IBJ Leasing

(1) Company name	IBJ Leasing Company, Limited

(2) Location	2-6 Toranomon 1-chome, Minato-ku, Tokyo

(3) Title and name of the representative	Hiroshi Motoyama, President and CEO

(4) Business	General leasing

(5) Capital	17,874 million yen

(6) Date of establishment	December 1, 1969

(7) Major shareholders and shareholding percentage (as of September 30, 2018)	The Dai-ichi Life Insurance Company, Limited			6.87%
	NISSAN MOTOR Co., LTD. Retirement Benefit Trust Account, with the trustee being Mizuho Trust & Banking Co., Ltd., and re-trustee Trust & Custody Services Bank, Ltd.			4.10%
	Mizuho Bank, Ltd.			3.81%
	UNIZO Holdings Company, Limited			3.62%
	The Master Trust Bank of Japan, Ltd. (Trust Account)			3.55%
	Japan Trustee Services Bank, Ltd. (Trust account)			3.54%
	Meiji Yasuda Life Insurance Company			2.93%
	DOWA HOLDINGS CO., LTD.			2.63%
	SSBTC CLIENT OMNIBUS ACCOUNT (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited)			2.50%
	NIPPON STEEL KOWA REAL ESTATE CO., LTD.			2.29%

(8) Relationship between the parties	Capital relationship	Mizuho Bank holds 1,626,400 shares of common stock of IBJ Leasing.
	Personnel relationship	Five directors of IBJ Leasing are from Mizuho Bank. Also, as of today, IBJ Leasing has eight secondees from Mizuho Bank.

	Transactional relationship	Transactions between IBJ Leasing and Mizuho Bank include deposits, short-term and long-term loans, and lease transactions.

	Applicability as a related party	N/A

(9) Operational results and financial conditions for the past three fiscal years (consolidated)	Accounting period	March 2016	March 2017	March 2018
	Net assets (consolidated)	132,786 million yen	141,755 million yen	154,632 million yen
	Total assets (consolidated)	1,718,720 million yen	1,752,284 million yen	1,821,501 million yen
	Net assets per share (consolidated)	2,978.61 yen	3,202.27 yen	3,492.55 yen
	Sales (consolidated)	364,174 million yen	429,405 million yen	399,738 million yen
	Ordinary profit (consolidated)	18,570 million yen	18,789 million yen	19,964 million yen
	Net profit for the year to vest in parent company shareholders	11,609 million yen	12,414 million yen	13,643 million yen
	Net profit per share for the year (consolidated)	272.20 yen	291.08 yen	319.91 yen
	Dividends per share	60.00 yen	64.00 yen	70.00 yen

(2) Overview of Mizuho Bank, Ltd.

(1) Company name	Mizuho Bank, Ltd.

(2) Location	5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo

(3) Title and name of the representative	Koji Fujiwara, President & CEO

(4) Business	Banking

(5) Capital	1,404,065 million yen

(6) Date of establishment	May 7, 1923

(7) Major shareholders and shareholding percentage	Mizuho Financial Group, Inc.			100.0%

(8) Relationship between the parties	Capital relationship Personnel relationship	Mizuho Bank holds 1,626,400 shares of common stock of IBJ Leasing. Five directors of IBJ Leasing are from Mizuho Bank. Also, as of today, IBJ Leasing has eight secondees from Mizuho Bank.
	Transactional relationship	Transactions between IBJ Leasing and Mizuho Bank include deposits, short-term and long-term loans, and lease transactions.
	Applicability as a related party	N/A

(9) Operational results and financial conditions for the past three fiscal years (consolidated)	Accounting period	March 2016	March 2017	March 2018
	Net assets (consolidated)	8,769,839 million yen	8,281,707 million yen	8,664,467 million yen
	Total assets (consolidated)	161,697,891 million yen	170,400,577 million yen	171,298,240 million yen
	Net assets per share (consolidated)	473,966.90 yen	472,337.25 yen	495,940.60 yen
	Operating profit (consolidated)	2,481,377 million yen	2,580,331 million yen	2,862,291 million yen
	Ordinary profit (consolidated)	834,004 million yen	583,565 million yen	647,076 million yen
	Net profit for the year to vest in parent company shareholders	559,798 million yen	408,511 million yen	485,102 million yen
	Net profit per share for the year(consolidated)	34,659.03 yen	25,292.35 yen	30,034.39 yen
	Dividends per share	Common stock: 17,330 yen Second Series Class IV Preferred Stock: 42,000 yen Eighth Series Class VIII Preferred Stock: 47,600 yen Eleventh Series Class XIII Preferred Stock: 16,000 yen	Common stock: 12,676 yen Second Series Class IV Preferred Stock: 42,000 yen Eighth Series Class VIII Preferred Stock: 47,600 yen Eleventh Series Class XIII Preferred Stock: 16,000 yen	Common stock: 15,018 yen Second Series Class IV Preferred Stock: 42,000 yen Eighth Series Class VIII Preferred Stock: 47,600 yen Eleventh Series Class XIII Preferred Stock: 16,000 yen

4.	Schedule

(1)	Resolution date of board of directors	February 26, 2019
(2)	Signing date of the capital and business alliance agreement	February 26, 2019
(3)	Signing date of the share transfer agreements	February 26, 2019
(4)	Implementation date of the capital increase by third-party allotment	March 29, 2019 (planned)
(5)	Implementation date of negotiated transactions	March 29, 2019 (planned)

The payment for the capital increase by third-party allotment and the implementation of the share transfers are subject to obtaining permissions and approvals from the relevant competition authorities.

5.	Future prospects

The effects of the Capital and Business Alliance on Mizuho Financial Group’s business results for the year are minor. If any material effects on Mizuho Financial Group’s business results should become evident, the companies will promptly disclose the details thereof.

The effects of the Capital and Business Alliance on IBJ Leasing’s business results for the year are minor. If any material effects on IBJ Leasing’s business results should become evident, the companies will promptly disclose the details thereof.

End of document